Enservco Corporation

14133 Country Road 9 ½

Longmont, CO 80504

February 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Liz Packebusch

Re:	Enservco Corporation
Registration Statement on Form S-1
File No. 333-269265

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-269265) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on February 14, 2023.

Once the Registration Statement has been declared effective, please orally confirm that event with Doug Holod of Maslon LLP, counsel to the registrant, at (612) 672-8313.

Very truly yours,

Enservco Corporation

By:	/s/ Richard A. Murphy
Chief Executive Officer
cc:	Doug Holod, Maslon LLP